

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 3, 2009

<u>Via U.S. Mail and facsimile to (612) 642-8381</u>

Mr. Scott E. Cody
Chief Financial Officer and Chief Operating Officer
Global Traffic Network, Inc.
880 Third Avenue, 6th Floor
New York, NY 10022

   **Re: Global Traffic Network, Inc.
     Form 10-K for the fiscal year ended June 30, 2008
     Filed Sept. 9, 2008
     File No. 000-51838**

Dear Mr. Cody:

   We have reviewed your letter submitted on March 27, 2009 in response to our comment letter dated as of March 18, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

<u>Form 10-K for the fiscal year ended June 30, 2008</u>

<u>Item 11. Executive Compensation, page 38</u>

<u>Compensation Discussion and Analysis, page 38</u>

<u>Description of Employment Agreements, Salary, and Bonus Amounts, page 43</u>

1. We note your responses to our Comments 3 and 4. Please explain in detail and clarify, in the context of your proposed disclosure, what you mean by, and how you differentiate between, (i) historical thresholds and/or targets for salary increases and other compensation, and (ii) specific current year performance targets? Please also describe the type and kind of disclosure you intend to provide through a discussion of year-over-year implementation of performance targets.

         * * * *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes
Larry Spirgel
Assistant Director